Richard E. Chandler, Jr.	D/D: 281/233-5400	rchandler@smith.com
Senior Vice President, General Counsel	Fax: 281/233-5908
& Corporate Secretary
August 8, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall John W. Madison Sandy Eisen Tim Levenberg Chris White

Re:	Smith International, Inc.
Form S-4 (File No. 333-151897) filed June 24, 2008
and amended June 25, 2008 and July 21, 2008
Form 10-K (File No. 01-08514) filed February 29, 2008
Schedule 14A (File No. 1-08514) filed April 11, 2008
Ladies and Gentlemen:
     On behalf of Smith International, Inc. (the “Company” or “we”), I hereby submit the following responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated July 31, 2008, with respect to the above-referenced filings.
     This letter is being filed with the Commission electronically via the EDGAR system today and a hard copy of this letter will also be delivered to you by overnight mail.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.
General
1.	We have reviewed your correspondence filed and submitted in response to our July 17, 2008 comment letter. We believe that disclosure is warranted regarding your business activities in the countries named. We note your statement that these activities do not present a material investment risk either quantitatively or qualitatively to investors. However as you indicate that you have historical business activities in certain countries that have been identified as state sponsors of terrorism, we believe relevant disclosure on these activities is appropriate in the company business discussion for investors to determine whether or not the information is material.

Securities and Exchange Commission
August 8, 2008

Response:

In response to the Staff’s comments, we will include the following disclosure in future filings of our annual report on Form 10-K in the section describing our non-US operations:

“The Company has limited operations in countries which are subject to trade or economic sanctions or other restrictions imposed by the U.S. government. These countries include Iran, Syria, and Sudan. The Company’s operations in these countries are conducted through non-U.S. wholly and partially owned affiliates. Approximately 1% of the Company’s annual revenue in each of the last three years was derived from these countries. The Company does not believe such to be strategically significant to its worldwide operations as a whole.”
****
     This is to confirm that we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (telephone no. 281-233-5400) should you require further information or have any questions.

Sincerely,
/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary